As filed with the United States Securities and Exchange Commission on July 21, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

DEUTSCHE TELEKOM AG
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Federal Republic of Germany
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

1 Columbus Circle
New York, New York 10019
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Deutsche Telekom, Inc.
1177 Avenue of Americas, Floor 5th New York, New York, NY 10036
Attention: Reinhrad Wieck
(202) 452-0656

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Y. Daphne Coelho-Adam, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1233

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Ordinary Share of Deutsche Telekom AG	300,000,000	$0.05	$15,000,000	$2,296.50

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

Explanatory Note

This Registration Statement on Form F-6 is being filed and the ADSs are being registered in order to accommodate the issuance of additional ADSs upon the deposit of ordinary shares of Deutsche Telekom AG.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The prospectus consists of the form of American Depositary Receipt, included as Exhibit A to the form of Second Amended and Restated Deposit Agreement included as Exhibit (a) to this Post-Effective Amendment to Registration Statement on Form-6 and is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (14) and (15)

	(iii)	The collection and distribution of dividends	Paragraph (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (12) and (15)

	(v)	The sale or exercise of rights	Paragraph (9)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (9) and (13)

	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (4), (6), (7), (8), (14) and (22)

	(x)	Limitation upon the liability of the depositary	Paragraphs (17) and (18)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2.	AVAILABLE INFORMATION	Paragraph (12)

(a) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Deutsche Telekom AG publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Exchange Act on its Internet Web site (www.telekom.com) or through an electronic information delivery system generally available to the public in its primary trading market.
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Second Amended and Restated Deposit Agreement, dated as of December 28, 2015, by and among Deutsche Telekom AG, Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder including form of American Depositary Receipt. – incorporated by reference to Exhibit (a) previously filed with the Registration Statement on Form F-6 (No. 333-153300) filed on December 28, 2015.

(a)(2)	Form of American Depositary Receipt – Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and Deutsche Telekom AG in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of Deutsche Telekom AG. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Deutsche Telekom AG, Deutsche Bank Trust Company Americas, as depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 21, 2025.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of Deutsche Telekom AG

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Tompkins
Name:	Michael Tompkins
Title:	Director

By:	/s/ Kelvyn Correa
Name:	Kelvyn Correa
Title:	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Telekom AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bonn, Germany, on July 21, 2025.

Deutsche Telekom AG

By:	/s/ Hannes Wittig
Name:	Hannes Wittig
Title:	Head of Group Investor Relations

Each person whose signature appears below hereby constitutes and appoints Hannes Wittig, Thomas Ris, Ulrich Zwach and Jörn Torsten Biederbick, all with business address at Deutsche Telekom AG, Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on July 21, 2025.
Signatures	Capacity

/s/ Timotheus Höttges
Timotheus Höttges	Member of the Board of Management, Chief Executive Officer

/s/ Christian P. Illek
Christian P. Illek	Member of the Board of Management for Finance (CFO)

/s/ Feri Abolhassan Pur-Moghaddam
Feri Abolhassan Pur-Moghaddam	Member of the Board of Management for T-Systems

/s/ Birgit Bohle
Birgit Bohle	Member of the Board of Management for Human Resources and Legal Affairs, Labor Director

/s/ Rodrigo Diehl
Rodrigo Diehl	Member of the Board of Management for Germany

/s/ Thorsten Langheim
Thorsten Langheim	Member of the Board of Management for USA and Group Development

/s/ Dominique Leroy
Dominique Leroy	Member of the Board of Management Board for Europe

/s/ Claudia Nemat
Claudia Nemat	Member of the Board of Management for Technology and Innovation

/s/ Reinhard Wieck
Reinhard Wieck	Authorized Representative in the United States Deutsche Telekom, Inc. President

INDEX TO EXHIBITS

Exhibit Number

(a)(2) Form of American Depositary Receipt

(d) Opinion of counsel to the Depositary

(e) Rule 466 Certification